Franco-Nevada Corporation 199 Bay Street Suite 2000, P.O. Box 285 Commerce Court West Toronto, Ontario M5L 1G9 Tel: 416-306-6300 Fax: 416-306-6330 www.franco-nevada.com

June 14, 2017

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC, U.S.A.

Dear Mr. Decker,

We write in response to the comments raised by the Staff of the U.S. Securities and Exchange Commission in the comment letter to Sandip Rana dated May 31, 2017.  For ease of reference, we have reproduced the question from your letter and provided our response directly below the question.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies

(f) Royalty, Stream and Working Interests, page 11

(g) Working Interests in Oil and Gas Properties, page 12

You capitalize assets related to “advanced” royalty, stream and working interests pursuant to IFRS 6. You also define “advanced” assets as projects that, in management’s view, have a reasonable possibility of generating steady-state revenue for the Company in the next five years or are properties under development permitting, feasibility or advanced exploration. For each of these scenarios you note in your definition of “advanced”, please tell us how that definition is consistent with paragraph 5(b) of IFRS 6, including why each of these scenarios has not already demonstrated technical feasibility and commercial viability and how your use of a five-year timeline is consistent with IFRS 6.

IFRS 6 Exploration and Evaluation of Mineral Resources does not define the term “technical feasibility” or the term “commercial viability”, nor does it prescribe criteria for demonstrating the technical feasibility and commercial viability of extracting a mineral resource. IFRS 6 further does not distinguish between mineral reserves and mineral resources.

The lack of prescriptive guidance or evidentiary thresholds has resulted in divergence in the application of IFRS 6 in the industry. Some entities consider that technical feasibility and commercial viability is demonstrated only when proven and probable mineral reserves are defined, typically through a pre-feasibility (“PFS”) or feasibility study (“FS”).  Other entities use judgement to determine when technical feasibility and commercial viability has been demonstrated by considering, for instance, results of a scoping study or preliminary economic analysis (“PEA”), proximity of the area to a successfully developed and producing mine, or internal management analysis.

Given the divergence in the application of the standard, Franco-Nevada Corporation (the “Company”) has developed and consistently applied a list of criteria it considers when determining when assets have reached technical feasibility and commercial viability, and are no longer in the scope of IFRS 6, but rather should be accounted for in accordance with IAS 16 Property, Plant and Equipment. These scenarios are as follows:

The property is in development

This refers to properties where facilities for the extraction, treatment, gathering, transportation and storage of mined material exist or are underway. The Company believes that if the operator has or is in the process of building such facilities, technical feasibility and commercial viability has been sufficiently demonstrated.

The property is in permitting

This refers to properties which have demonstrated technical feasibility and commercial viability and the operator is in the process of obtaining certain permits necessary to start development or construction activities.

The property is in the feasibility stage

This refers to properties where technical feasibility and commercial viability have been demonstrated through the completion of a positive PFS or FS and proven and probable reserves have been defined.

The property is in advanced exploration

This refers to properties where proven and probable reserves may not have been established, but there exists several positive indicators such as the existence of mineral resources, the implementation of a large-scale infill drilling program and/or the completion of a positive PEA which has demonstrated, on a conceptual basis, the potential viability of the project.

The property has a reasonable possibility of generating steady-state revenue for the Company in the next five years

The five-year timeline was established by the Company to capture potential situations where the owner of a project has indicated through its public disclosures that although mineral reserves and resources may exist, there is uncertainty with respect to the eventual development of the project due to, for instance, financing constraints or prioritization of other projects it may own, such that cash flow to the Company from such project is uncertain. It also captures situations where technical feasibility and commercial viability may have been demonstrated in the past, but where changes in market conditions, such as changes in long-term commodity prices which were used to define the mineral reserves and resources, have adversely impacted estimated future cash flows. In such instances, the Company has concluded the commercial viability of the project and resulting cash flows to the Company to be in doubt. The Company will consider whether indicators of impairment exist, perform an impairment assessment in accordance with IAS 36 Impairment of Assets, record any resulting impairment loss in its statement of operations, and reclassify the property as an exploration asset. The Company’s impairment process is outlined in Note 2 (h) Impairment of non-financial assets to its financial statements.

We note an inconsistency between the Company’s disclosure in Note 2 (f), where we state that both advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources.  We believe the Company’s accounting policy should be clarified to indicate that advanced assets are appropriately accounted for in accordance with IAS 16 Property, Plant and Equipment. In future filings, we propose an amendment to the policy note in the financial statements to clarify our accounting policy for advanced assets, as shown in Exhibit I.

We note that whether advanced assets are accounted in accordance with IAS 16 or IFRS 6 should not result in any difference in the amount of costs that are capitalized for a particular asset. Due to the nature of the Company’s business, capitalized costs consist of upfront acquisition costs the Company pays to owners of the project to acquire a royalty, stream or working interest. There are typically no further costs that are incurred or capitalized subsequent to the initial acquisition of the interest. Furthermore, capitalized costs of advanced assets under IAS 16 and exploration assets under IFRS 6 are not depleted until such time as revenue generating activities commence.

Please also tell us how and when you determine interests should be transferred from the scope of IFRS 6 to IAS 16.

As part of internal control over financial reporting, management conducts quarterly reviews of its assets capitalized under IFRS 6 and IAS 16 in order to identify changes in the appropriate classification of its assets as well as potential triggers for impairment that may have occurred during the reporting period.

On a quarterly basis, management reviews public disclosures and announcements issued by the operators of the projects where the Company has royalty, stream or working interests, in order to obtain an update on significant results, activities and/or progress taking place at the project. The review forms part of management’s quarterly impairment assessment process, and is also used as input for the quarterly portfolio update which the Company publicly releases along with its financial results.

Management also prepares or updates “asset assessments”, which are internal memos providing, for each of the Company’s royalty, stream or working interests, a summary of the terms and conditions of the agreement, a description of the asset, and a summary of recent activities carried out by the operator of the asset. Asset assessments are based on publicly available information from the operator, observations by the Company as part of its regular visits to the project, and/or information obtained directly from communications with operators.

Reclassifications between advanced and exploration assets and potential impairment issues may be identified either during the review of public disclosures, and/or as part of the asset assessment update.

Please also tell us when you perform your impairment assessment pursuant to paragraph 17 of IFRS 6.

The Company respectfully advises the Staff that the Company’s impairment process is outlined in Note 2 (h) to its financial statements.

When reclassifications from exploration assets to advanced assets are made, management prepares a model which estimates the fair value of the interest based on estimated future cash flows. The information used in the estimation of future cash flows is derived from a variety of sources, such as (i) operators’ publicly disclosed information (mineral reserves and resources as detailed in technical reports, operational guidance, press releases, corporate websites); (ii) life-of-mine models obtained from operators (in certain circumstances); (iii) consensus commodity price assumptions from several research analysts; and (iv)

management estimates. Management then compares the estimated fair value of the interest to the carrying value of the asset to determine whether an impairment loss or reversal is required to be recognized.

Based on the above, the Company believes that it complies with the requirement to perform impairment assessments pursuant to IFRS 6, paragraph 17.

We trust the foregoing responses are satisfactory and thank you in advance for your attention to this matter.

Sincerely,

Franco-Nevada Corporation

/s/ Sandip Rana
Sandip Rana, Chief Financial Officer

Exhibit I

Proposed amended disclosure

Note 2 – Significant accounting policies

(f)      Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects that in management’s view have a reasonable possibility of generating steady-state revenue for the Company in the next five years or include properties under development, permitting, feasibility or advanced exploration. Exploration assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and /or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Royalty, stream and working interests for producing and advanced ~~and exploration~~ assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.